Vestaboard, Inc.



ANNUAL REPORT

1777 Yosemite Avenue

San Francisco, CA 94124

(650) 678-0664

http://www.vestaboard.com

This Annual Report is dated May 1, 2023.

BUSINESS

Vestaboard, Inc. is the maker of Vestaboard, a modern smart messaging display that can be controlled from anywhere. Unlike other forms of electronic communication, Vestaboard offers focused, high-visibility messaging that brings people together and creates more inspiring environments. The company began mass production in December of 2020 and delivered approximately 7,400 units as of December 31, 2022.

A broad range of inspirational and informational use cases exist for Vestaboard, including at home and work. The mobile and cloud-based software used to manage Vestaboard creates an ongoing connection between Vestaboard and its customers and also creates the opportunity for recurring revenue.

Previous Offerings

Type of security sold: SAFE
Final amount sold: $483,731.05
Use of proceeds: Research and development, sales and marketing and administration
Date: December 23, 2019

Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $25.00
Number of Securities Sold: 25,000
Use of proceeds: Working Captial
Date: May 01, 2018
Offering exemption relied upon: 25102(f)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $100.00
Number of Securities Sold: 100,000
Use of proceeds: Working Capital
Date: July 01, 2018
Offering exemption relied upon: 25102(f)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $50.00
Number of Securities Sold: 50,000
Use of proceeds: Working Captial
Date: July 01, 2018
Offering exemption relied upon: 25102(f)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $25.00
Number of Securities Sold: 25,000
Use of proceeds: Working Capital
Date: July 08, 2018
Offering exemption relied upon: 25102(f)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $100.00
Number of Securities Sold: 100,000
Use of proceeds: Working Captial
Date: July 18, 2018
Offering exemption relied upon: 25102(f)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $25.00
Number of Securities Sold: 25,000
Use of proceeds: Working Captial
Date: March 07, 2019

Offering exemption relied upon: 25102(f)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $25.00
Number of Securities Sold: 25,000
Use of proceeds: Working Capital
Date: March 19, 2019
Offering exemption relied upon: 25102(f)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $25.00
Number of Securities Sold: 25,000
Use of proceeds: Working Capital
Date: April 19, 2019
Offering exemption relied upon: 25102(f)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $25.00
Number of Securities Sold: 25,000
Use of proceeds: Working Capital
Date: April 22, 2019
Offering exemption relied upon: 25102(f)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $25.00
Number of Securities Sold: 25,000
Use of proceeds: Working capital
Date: September 10, 2019
Offering exemption relied upon: 25102(f)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $25.00
Number of Securities Sold: 25,000
Use of proceeds: Working Captial
Date: September 10, 2019
Offering exemption relied upon: 25102(f)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $25.00
Number of Securities Sold: 25,000
Use of proceeds: Working Capital
Date: July 18, 2019

Offering exemption relied upon: 25102(f)

Type of security sold: SAFE
Final amount sold: $566,268.95
Use of proceeds: Research & development
Date: September 15, 2016
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $25.00
Number of Securities Sold: 25,000
Use of proceeds: working capital
Date: September 10, 2019
Offering exemption relied upon: 25102(f)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $25.00
Number of Securities Sold: 25,000
Use of proceeds: working capital
Date: September 10, 2019
Offering exemption relied upon: 25102(f)

Name: Series 1-A Preferred Stock
Type of security sold: Equity
Final amount sold: $566,268.95
Number of Securities Sold: 786,480
Use of proceeds: Research and development, sales and marketing and administration
Date: August 26, 2020
Offering exemption relied upon: 506(c)

Name: Series 1-B Preferred Stock
Type of security sold: Equity
Final amount sold: $483,731.05
Number of Securities Sold: 413,439
Use of proceeds: Research and development, sales and marketing and administration
Date: August 26, 2020
Offering exemption relied upon: 506(c)

Name: Series 1-C Preferred Stock
Type of security sold: Equity
Final amount sold: $2,885,000.00
Number of Securities Sold: 1,697,042
Use of proceeds: Research and development, sales and marketing and administration
Date: August 26, 2020
Offering exemption relied upon: 506(c)

Name: Series 1-C Preferred Stock
Type of security sold: Equity
Final amount sold: $370,000
Number of Securities Sold: 217,643
Use of proceeds: Research and development, sales and marketing and administration
Date: October 14, 2020
Offering exemption relied upon: 506(c)

Name: Series 1-C Preferred Stock
Type of security sold: Equity
Final amount sold: $1,115,043.50
Number of Securities Sold: 655,899
Use of proceeds: Research and development, sales and marketing and administration
Date: June 18, 2021
Offering exemption relied upon: 506(c)

Name: Series 2-C Preferred Stock
Type of security sold: Equity
Final amount sold: $330,206.30
Number of Securities Sold: 194,239
Use of proceeds: Working Capital
Date: Mar 17, 2021
Offering exemption relied upon: Regulation CF

The Company has currently reserved up 975,971 shares of common stock for the issuance of options to
employees, contractors and other advisors to the business with 137,231 available as of March 31, 2022.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Circumstances which led to the performance of financial statements:

The Company was incorporated in Delaware on August 5, 2015. The Company is engaged in the development, design and direct-to-customer marketing of their smart messaging display product. The Company's headquarters are in San Francisco, California. The company began operations in 2015.

As of December 31, 2022, the Company had negative retained earnings and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from a possible crowdfunding campaign (see Note 9) and Rule 506(c) accredited investor offering and the receipt of funds from revenue producing activities. If the Company cannot secure additional capital, it may be forced to dramatically alter or cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

Revenue

Revenue for fiscal year 2022 was $10,963.477 and revenue for fiscal year 2021 was $7,565,664. The Company expects to increase revenue in 2023, which may not occur.

The Company made its first delivery of units in August 2020 and began mass production In November 2020. As of December 31, 2022, the Company had shipped 7,367 units and forecasts 4,500 units sold in 2023, which could be overestimated and is subject to many factors that may make the goal unachievable. The Company launched a premium software subscription in 2022.

Cost of goods sold

Cost of goods sold in 2021 was $6,165,966 and cost of goods sold in 2022 was $7,449,699.

Gross margins and operating income

In 2022 approximately 22% of the Company's operating expenses were R&D-related expenses, and 40% was spent on sales and marketing costs for Vestaboard. In 2021 25% of the Ccompany's OPEX was spent on R&D, and 39% on sales and marketing for Vestaboard. The Company expects to increase sales and marketing costs as a percentage of operating expenses in 2023, which may not occur.

Expenses

In 2022 approximately 22% of the Company's operating expenses were R&D-related expenses, and 40% was spent on Marketing costs for Vestaboard. In 2021 25% of the company's OPEX was spent on R&D, and 39% on Marketing for Vestaboard.

Historical results and cash flows:

The Company's operating cash outflows were $3,422,336 in 2021 and $3,896,634 in 2022. The Company estimates that it will lower its operating cash outflows in 2023, but there is no certainty of that occuring.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $685,015.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Debt as of December 31, 2022

Creditor: American Express
Amount Owed: $238,982.73
Interest Rate: 6.99%
Maturity Date: n/a

Creditor: Bank of America Mastercard
Amount Owed: $50,233.72
Interest Rate:9.99%
Maturity Date: n/a

Creditor: Shopify Capital
Amount Owed: $37,838.01
Interest Rate: 10.03%
Maturity Date: n/a

Creditor: Convertible Note Participants
Amount Owed: $6,337,564.87
Interest Rate: 6.00%
Maturity Date: June 30, 2023

From July 1, 2021 through December 31, 2022 the Company has issued $6,337,564.87 in convertible notes which bear an interest rate of 6% per annum. For all series of convertible notes the conversion rate is a 20% discount to the price per share paid by the cash purchasers in a qualified equity financing that occurs prior to the maturity date of June 30, 2023. Notwithstanding the foregoing, if the Company issues $2,000,000 in Series 2022C convertible notes, the Company has a right to convert all series of convertible notes at a $35m valuation based on the amendments to the Series 2021A, Series 2022A, and Series 2022B and the actual terms of the Series 2022C convertible notes. As of December 31, 2022 the Company had issued $1,837,564.87 in Series 2022C convertible notes and expects to issue $2,000,000 and convert the notes prior to June 30, 2023.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Positions and offices currently held with the issuer:

Position: CEO and President
Dates of Service: August, 2015 - Present
Responsibilities: Overall stewardship of the business. In 2023, Mr. Porter is receiving an annual compensation of $200,000 for his role as CEO. The Company has advanced funds to Mr. Porter as a loan for which there has been some forgiveness. Please refer to the Related Party Transactions section for further details. Mr. Porter commits a full-time schedule to Vestaboard.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Dorrian Porter
Amount and nature of Beneficial ownership: 5,000,000
Percent of class: 48.79%

RELATED PARTY TRANSACTIONS

Name of Entity: Dorrian Porter
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: As founder and CEO Dorrian Porter received no compensation from Vestaboard from 2015 to 2018. Between 2015 and 2022, the Company has an outstanding loan amount from Mr. Porter of a total sum of $375,000 as calculated on December 31, 2022, inclusive of interest. $190,000 was approved by a majority of non-interested shareholders on July 1, 2021. $185,000 remains subject to approval by a majority of non-interested shareholders which the Company expects to receive prior to June 30, 2023. The full balance of the promissory note, including any accrued interest, is due and payable on December 31, 2025. The annual interest rate is 3%. Mr. Porter may pre-pay the promissory note early without penalty.

OUR SECURITIES

The Company has authorized Series Seed 1-A Preferred Stock, Series Seed 1-B Preferred Stock, Series Seed 1 - C Preferred Stock, Series Seed 2 - C Preferred Stock, Series Seed 1 - D, and Common Stock.

Series Seed 1-A Preferred Stock
The amount of securities authorized is 786,480 with a total of 786,480 outstanding.

Voting Rights
1 vote per share

Material Rights
Voting Rights for Series Seed 1 Preferred Stock & Common Stock

Voting Rights.
(a) The holders of record of the shares of Series Seed 1 Preferred Stock, exclusively and as a

separate series, shall be entitled to elect one director of the Corporation, the holders of record of the shares of Common Stock and Series Seed 1 Preferred Stock, voting together as a single class, shall be entitled to elect one director of the Corporation and the holders of record of the shares of Common Stock, voting exclusively and as a separate class, shall be entitled to elect three directors of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Series Seed 1 Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Section 5, then any directorship not so filled shall remain vacant until such time as the holders of the Series Seed 1 Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 5, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Section 5. Except as expressly provided by this Restated Certificate or as provided by law, the holders of Series Seed 1 Preferred Stock shall have the same voting rights as the holders of the Common Stock and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and the holders of Common Stock and the holders of Series Seed 1 Preferred Stock shall vote together as a single class on all matters. For avoidance of doubt, the Series Seed 1-A Preferred Stock, Series Seed 1-B Preferred Stock and the Series Seed 1-C Preferred Stock shall vote together as a single class of Series Seed 1 Preferred Stock on all matters. Each holder of Series Seed 1 Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock could be converted. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

Other Material Rights

Dividend Provisions The holders of shares of Series Seed Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, at the rate of $.72 per share for the Series Seed 1-A Preferred Stock.

Liquidation Preference In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of Series Seed Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock, by reason of their ownership thereof, an amount per share equal to $.72 per share for the Series Seed 1-A Preferred Stock

Redemption The Preferred Stock is not mandatorily redeemable.

Right to Convert Subject to Section 4(c), each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing $.72 per share for the Series Seed 1-A Preferred Stock.

Series Seed 1-B Preferred Stock
The amount of securities authorized is 413,439 with a total of 413,439 outstanding.

Voting Rights
1 vote per share

Material Rights
Voting Rights for Series Seed 1 Preferred Stock & Common Stock

Pari passu with Series Seed 1 Preferred Stock & Common Stock as detailed in Series Seed 1-A Preferred Stock entry and Corporate Documents.

Other Material Rights
Dividend Provisions The holders of shares of Series Seed Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, at the rate of $1.17 per share for the Series Seed 1-B Preferred Stock.

Liquidation Preference In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of Series Seed Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock, by reason of their ownership thereof, an amount per share equal to $1.17 per share for the Series Seed 1-B Preferred Stock

Redemption The Preferred Stock is not mandatorily redeemable.

Right to Convert Subject to Section 4(c), each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing $1.17 per share for the Series Seed 1-B Preferred Stock.

Series Seed 1 - C Preferred Stock
The amount of securities authorized is 2,352,941 with a total of 2,352,941 outstanding.

Voting Rights
1 vote per share

Material Rights
Voting Rights for Series Seed 1 Preferred Stock & Common Stock

Pari passu with Series Seed 1 Preferred Stock & Common Stock as detailed in Series Seed 1-A
Preferred Stock entry and Corporate Documents.

Other Material Rights
Dividend Provisions The holders of shares of Series Seed Preferred Stock shall be entitled to
receive dividends, out of any assets legally available therefor, prior and in preference to any
declaration or payment of any dividend (payable other than in Common Stock or other securities
and rights convertible into or entitling the holder thereof to receive, directly or indirectly,
additional shares of Common Stock of the Corporation) on the Common Stock of the
Corporation, at the rate of $1.70 per share for the Series Seed 1-C Preferred Stock.

Liquidation Preference In the event of any liquidation, dissolution or winding up of the
Corporation, either voluntary or involuntary, the holders of Series Seed Preferred Stock shall be
entitled to receive, prior and in preference to any distribution of any of the assets of the
Corporation to the holders of Common Stock, by reason of their ownership thereof, an amount
per share equal to $1.70 per share for the Series Seed 1-C Preferred Stock

Redemption The Preferred Stock is not mandatorily redeemable.

Right to Convert Subject to Section 4(c), each share of Series Seed Preferred Stock shall be
convertible, at the option of the holder thereof, at any time after the date of issuance of such
share, at the office of the Corporation or any transfer agent for such stock, into such number of
fully paid and nonassessable shares of Common Stock as is determined by dividing $1.70 per
share for the Series Seed 1-C Preferred Stock.

Series Seed 2 - C Preferred Stock
The amount of securities authorized is 588,235 with a total of 194,239 outstanding.

Voting Rights
There are no voting rights associated with Series Seed 2 - C Preferred Stock.

Material Rights
Voting Rights for Series Seed 2 Preferred Stock

The Series Seed 2 Preferred Stock shall be non-voting stock and shall not be entitled to vote on
any matter except as required by the Delaware General Corporation Law. As to all matters for
which voting by class is specifically required by the Delaware General Corporation Law, each
outstanding share of Series Seed 2 Preferred Stock shall be entitled to the number of votes
equal to the number of shares of Common Stock into which such shares of Preferred Stock
could be converted. Fractional votes shall not, however, be permitted and any fractional voting
rights available on an as-converted basis (after aggregating all shares into which shares of

Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

Other Material Rights

Dividend Provisions The holders of shares of Series Seed Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, at the rate of $1.70 per share for the Series Seed 2-C Preferred Stock.

Liquidation Preference In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of Series Seed Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock, by reason of their ownership thereof, an amount per share equal to $1.70 per share for the Series Seed 2-C Preferred Stock

Redemption The Preferred Stock is not mandatorily redeemable.

Right to Convert Subject to Section 4(c), each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing $1.70 per share for the Series Seed 2-C Preferred Stock.

Other Material Rights

Dividend Provisions
The holders of shares of Series Seed Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, at the rate of $3.45 per share for the Series Seed 1-D Preferred Stock.

Liquidation Preference In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of Series Seed Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock, by reason of their ownership thereof, an amount per share equal to $3.45 per share for the Series Seed 1-D Preferred Stock.

Redemption The Preferred Stock is not mandatorily redeemable.

Right to Convert Subject to Section 4(c), each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing $3.45 per share for the Series Seed 1-D Preferred Stock.

Common Stock
The amount of securities authorized is 10,642,066 with a total of 5,555,884 outstanding.

Voting Rights
Each holder of Common Stock shall have the right to one vote per share of Common Stock, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

Material Rights
Voting Rights for Series Seed 1 Preferred Stock & Common Stock

Pari passu with Series Seed 1 Preferred Stock & Common Stock as detailed in Series Seed 1-A Preferred Stock entry and Corporate Documents.

Other Material Rights

Dividend Rights Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Rights Upon the liquidation, dissolution or winding up of the Corporation, or the occurrence of a Liquidation Transaction, the assets of the Corporation shall be distributed as provided in Section 2 of Article IV(B).

Redemption The Common Stock is not mandatorily redeemable.

Protective Provision The Corporation shall not, without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the outstanding shares of Common Stock, voting as a separate class, effect a Liquidation Transaction.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business. The estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all. Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate. Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, including the risks described herein. Even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all. Any expansion in our market depends on a number of factors, including the cost, performance, and perceived value associated with our products and the products provided by our competitors. Our growth is subject to many factors, including our success in implementing our business strategy and launching new products, which is subject to many risks and uncertainties.

Accordingly, the forecasts of market growth referenced should not be taken as indicative of our future growth. Any valuation at this stage is difficult to assess Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. There will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. Liquidity, sale or purchase of the shares may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to more equity capital and credit in order to support our working capital requirements as we grow. It is a difficult environment for start-up to obtain credit on favorable terms. If we cannot obtain equity capital or credit when we need it, we could be forced to modify our growth plans, or take some other action. Issuing more equity will likely require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations or taking drastic steps to alter operation, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Future financings The Company may never consummate future equity financings. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If no liquidity event occurs, you could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions. Some of our products are still in prototype phase and might never be operational products It is possible that the second product may never be an operational product or that the second product may never be launched. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We have only just begun research and development of our second product. Delays or cost overruns in the development of the second product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with No Voting Rights The shares that an investor is buying have no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds We may have difficulty raising needed capital in the future as a result of, among other factors, revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. While our company generates revenue, future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. These additional funds may be acquired through credit. If we can not obtain credit when we need it, we could be forced to raise additional equity capital, or we may be required to delay, reduce the scope of or eliminate our growth plans or take some other action, which may materially harm our business, financial condition and results of operations. To the extent that we raise additional equity capital, it may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide the capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of capital or credit could result in the Company performing below expectations, which could adversely impact the clause of your investment. Our new product could fail to achieve the sales projections we expected There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product, that people think it's a better option than a competing product, or that Vestaboard will be able to provide the service at a level that allows the Company to make a profit and still attract business. We are an early stage company and have not yet generated any profits Vestaboard began shipping in Q4 2020 and since then has shipped approximately 8,000 units. The Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Vestaboard has incurred a net loss and has not reached profitability since its inception. There is no assurance that we will be profitable in the next 3 years. We are an early stage company and have limited revenue and operating history While we have shipped more than 8,000 units, we are still an early stage company with limited revenue and operating history. If you are investing, it's because you think that Vestaboard is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price Vestaboard right and sell Vestaboard to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. As the market for our products evolves, or as new competitors introduce new products or services that compete with ours, we may be unable to attract new customers on terms or based on pricing models that we have relied on so far. In the future, we may be required to reduce our prices or be unable to increase our prices, or it may be necessary for us to increase our products without additional revenue to remain competitive, all of which could harm our results of operations and financial condition. If our existing customers do not continue to use our products and renew their subscriptions, it could have an adverse effect on our business and results of operations. Currently a small portion of our revenue comes from renewals of existing subscriptions for our software and we plan to make subscription software a key part of our second product, if it is launched. As a result, achieving a high renewal rate of our subscriptions will be critical to our business. Our customers have no contractual obligation to renew their subscriptions after the completion of their subscription term. Terms of our subscriptions typically range from one to three years. Our customers' usage of our products and renewal rates may decline or fluctuate as a result of a number of factors, including their satisfaction with our products and our customer support, our products' ability to integrate with new and changing technologies, the frequency and severity of product outages, our product uptime or latency, the pricing of our, or competing, products, and our customers' own budget priorities and fluctuations in spending. Even if our customers renew their subscriptions, they may renew for terms that are less economically beneficial to us. We have limited historical data with respect to rates of customer renewals, so we may not accurately predict future renewal trends. If our customers do not renew their subscriptions, or renew on less favorable terms, our revenue may grow slower than expected or decline and our net expansion rate may decline. Risk of refunds of deposits It is possible that our products sell out in the short term (notably Vestaboard White has already sold out) and we have to collect cash deposits for the future delivery of Vestaboard. In doing so the Company can create a significant unearned revenue liability if it fails to deliver the product or receive requests for a refund of the deposit. Customers who place deposits have no legal obligation to complete their order, and Vestaboard offers a right to a refund of the deposit to all customers. Delays or other reasons could affect customer's desire for the product and refund requests could materially and adversely harm the Company's ability to operate, and the Company may be totally unable to meet the demands for refunds. Tariffs and tradewars Changes in U.S. trade policy has triggered actions affecting doing business in China, where we manufacture Vestaboard with a third party contract manufacturer, resulting in increased costs for goods imported into the U.S.. These tariffs and trade wars may reduce customer demand for Vestaboard and could cause existing customers to reconsider their order not just in the U.S. but around the globe and in other countries where we have sold Vestaboad, including but not limited to Australia, Canada, United Kingdom, Germany and many western European countries. Management team Our future success depends on the efforts of a small management team. The loss of services of the members of the management team, especially our founder and CEO Dorrian Porter and our head of manufacturing Ian Guyer, may have an adverse effect on the Company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully establish our business. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have patents that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with all the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on outside government regulation such as the FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell its products and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks Given the internet-based nature of the software accompanying Vestaboard, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Vestaboard or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Vestaboard could harm our reputation and materially negatively impact our financial condition and business. Our partner factory is located in China Vestaboard is manufactured by a partner factory in China. As a result of the COVID-19 pandemic, China has implemented significant governmental measures to control the spread of the virus, including, among others, restrictions on manufacturing and the movement of employees in many regions of the country. As a result, our partner factory may not have the materials, capacity or capability to manufacture our products according to our schedule and specifications. If our partner factory's manufacturing operations are curtailed, we may need to seek alternative manufacturing sources, which may be more expensive, cause delays or not available at all. Unfavorable conditions in the global economy or reductions in spending for products like ours could limit our ability to grow our business and negatively affect our results of operations. Our results of operations may vary based on the impact of changes in the global economy on us or our customers. Current or future economic uncertainties or downturns could adversely affect our business and results of operations. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from changes in gross domestic product growth, financial and credit market fluctuations, political turmoil, natural catastrophes, warfare, and terrorist attacks on the United States, Europe, the Asia-Pacific region, or elsewhere, could cause a decrease in business investments by our customers and potential customers, including spending on information technology, and negatively affect the growth of our business. To the extent our offerings are perceived by customers and potential customers as discretionary, our revenue may be disproportionately affected by delays or reductions in general information technology, smart home or digital signage spending. We cannot predict the timing, strength, or duration of any economic slowdown, instability, or recovery, generally or within any particular industry. If the economic conditions of the general economy or markets in which we operate do not improve, or worsen from present levels, our business, results of operations, and financial condition could be adversely affected.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 1, 2023.

Vestaboard, Inc.

By /s/ *Dorrian Porter*

    Name: Vestaboard, Inc.

    Title: Founder and CEO

Exhibit A

FINANCIAL STATEMENTS

Exhibits

Exhibit 1 - Financial Statements

I, Dorrian Porter, the CEO and President of Vestaboard, Inc., hereby certify that the financial statements of Vestaboard and notes thereto for the periods ending December 31, 2022 and December 31, 2021 included in this Form C offering statement are true and complete in all material respects and that the information below accurately reflects the information reported on our federal income tax returns.

For the year 2021 the amounts reported on our tax return were total income of ($1,366); taxable income of ($3,656,388) and total tax of $0. The Company has filed an extension for 2022.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 28th day of April, 2023.



_____

President and CEO

April 28, 2023

VESTABOARD, INC.

Unaudited Financial Statements (unaudited) for the calendar

Years Ended December 31, 2022 and 2021

VESTABOARD, INC.
BALANCE SHEET
As of December 31, 2022 and 2021
See Notes to the Financial Statements
(Unaudited)

	31-Dec-21	31-Dec-22
ASSETS		
Current Assets		
Cash and cash equivalents	$ 281,706	$ 685,015
Accounts receivable	231,867	65,857
Receivable from Employees	9,253	41,524
Inventory	1,912,120	2,960,073
Prepaids	24,109	52,135
Other current assets		
Total current assets	2,459,055	3,804,604
Fixed assets, net of accumulated depreciation	50,851	70,583
Security deposits	16,052	38,446
Total Assets	2,525,958	3,913,633
LIABILITIES AND OWNERS' EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	$ 1,086,865	$ 2,312,507
Sales Tax Payable	200,406	152,195
Factoring Loans	158,043	-
PPP Loan		
Deferred revenue	2,626,815	569,871
Total Current Liabilities	4,072,129	3,034,573
Convertible Notes	2,000,000	6,337,569
Interest on Convertible Notes	44,721	324,638
Loan Payable		37,838
Total Liabilities	6,116,851	9,734,618
OWNERS' EQUITY		
Common Stock	558	1,059
Additional Paid in Capital	5,077,284	4,978,882
Series CF	19	19
Series Seed	356	356
Receivable from related party	(232,054)	(373,775)
Retained deficit	(8,437,056)	(10,427,525)
Total Owners' Equity	(3,590,893)	(5,820,985)
Total Liabilities and Owners' Equity	2,525,958	3,913,633

VESTABOARD, INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2021 and 2020
See Notes to the Financial Statements
(Unaudited)

	31-Dec-21	31-Dec-22
Sales, net	$ 7,565,665	$ 10,981,126
Less: Cost of goods sold	6,165,966	7,573,582
Gross Profit	1,399,699	3,407,544
Operating expenses		
General and administrative	784,034	963,171
Sales and marketing	1,782,501	2,999,359
Research and development	931,826	1,142,212
Total operating expenses	3,498,361	5,104,742
Net Operating Income (Loss)	(2,098,662)	(1,697,198)
Other income / (loss)		
Gain/(Loss) on loan forgiveness	50,850	(3,137)
Interest Income	5,854	6,820
Interest Expense	(83,963)	(296,954)
Total Other income / (loss)	(27,259)	(293,271)
Tax provision (benefit)	-	-
Net Income (Loss)	(2,125,921)	(1,990,469)

VESTABOARD, INC.
STATEMENT OF MEMBERS' EQUITY
For Years Ending December 31, 2022 and 2021
See Notes to the Financial Statements
(Unaudited)

	Common Stock		Retained Earnings		Total Members Equity	
Balance as of January 1, 2021	$	3,746,709	$	(6,311,135)	$	(2,564,426)
Issuance of stock	$	1,331,599			$	1,331,599
Net Income (Loss)			$	(2,125,921)	$	(2,125,921)
Balance as of December 31, 2021	**$**	**5,078,309**	**$**	**(8,437,056)**	**$**	**(3,358,747)**
Issuance of stock	$	(239,623)			$	(239,623)
Net Income (Loss)			$	(1,990,469)	$	(1,990,469)
Balance as of December 31, 2022	**$**	**4,838,686**	**$**	**(10,427,525)**	**$**	**(5,588,839)**

VESTABOARD, INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2022 and 2021
See Notes to the Financial Statements
(Unaudited)

	31-Dec-21	31-Dec-22
Operating Activities		
Net Income (Loss)	($2,125,921)	($1,990,469)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add: Depreciation and amortization	11,310	31,493
Changes in operating asset and liabilities:		
(Increase) Decrease in accounts receivable	(219,848)	133,739
(Increase) Decrease in inventory	269,810	(1,047,953)
(Increase) Decrease in prepaids	(19,942)	(28,026)
(Increase) Decrease in other current assets	-	-
(Increase) Decrease in security deposits	(14,052)	(22,394)
Increase (Decrease) in accounts payable and accrued expenses	309,796	1,225,642
Increase (Decrease) in Sales Tax Payable	63,224	(48,210)
Increase (Decrease) in unearned revenue	(1,576,436)	(2,056,944)
Net cash used in operating activities	(3,302,058)	(3,803,123)
Investing Activities		
Purchase of fixed assets	(51,600)	(51,225)
Net cash used in investing activities	(51,600)	(51,225)
Financing Activities		
Pay down of Factoring Loans	58,844	(158,043)
Proceeds from PPP loans	-	-
Proceeds from issuance of Convertible Notes	2,044,721	4,617,486
Proceeds from issuance of SAFE Notes	(50,800)	37,838
Proceeds from issuance of stock	1,274,098	(239,623)
Net change in cash from financing activities	3,326,863	4,257,657
Net change in cash and cash equivalents	(26,795)	403,309
Cash and cash equivalents at beginning of period	308,501	281,706
Cash and cash equivalents at end of period	281,706	685,015

VESTABOARD, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 20212022
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

Vestaboard, Inc. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Delaware on August 5, 2015. The Company is engaged in the development, design and direct-to-customer marketing of their smart messaging display product. The Company's headquarters are in San Francisco, California. The company began operations in 2015.

As of December 31, 2022, the Company had negative retained earnings and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 8). During the next twelve months, the Company intends to fund its operations with funding from a possible crowdfunding campaign (see Note 9) and Rule 506(c) accredited investor offering and the receipt of funds from revenue producing activities. If the Company cannot secure additional capital, it may be forced to dramatically alter or cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with major financial institutions located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2022 and 2021, the Company had $685,015 and $281,706 of cash on hand, respectively.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation on Computer Hardware is provided using the double declining method, based on a useful life of five years. Depreciation on Industry Equipment is provided using the straight line method, based on a useful life of three years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2022 and 2021, the Company had net fixed assets of $70,583 and $50,851, respectively.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenues through the sale of its smart messaging display product and its accessories, to customers and records those revenues as products are shipped.

The Company has pre-sold its product through its direct-to-customer channel. The Company records the proceeds of its pre-sales as an unearned revenue liability. As of December 31, 2022 and 2021, the balance of unearned revenue of the Company totals $569,871and $2,626,815 respectively.

The Company delivered over 3,500 units in 2022 recording revenue of $10.98 million. The Company recorded revenue of $7.56M from the products shipped to customers in the year ending December 31, 2021.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2022 the Company had $152,195 in accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

NOTE 3 – UNEARNED REVENUE AND PRE-SALE PROCEEDS

The Company has pre-sold its product through its direct-to-customer channel. The Company records the proceeds of its pre-sales as an unearned revenue liability until the product is delivered. As of December 31, 2022 and 2021, the balance of unearned revenue of the Company totaled $569 thousand and $2.6 million, respectively.

NOTE 4 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the periods ended December 31, 2021, 2020, 2019 and 2018. An income tax return extension has been filed for the period ended December 31, 2022. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 6 – EQUITY

The Company has two classes of stock – Common Stock and Preferred Stock, which has two series - Series Seed 1 and Series Seed 2..

NOTE 7 – CONVERTIBLE NOTES

From July 1, 2021 through December 31, 2022 the Company has issued $6,337,564.87 in convertible notes which bear an interest rate of 6% per annum. For all series of convertible notes the conversion rate is a 20% discount to the price per share paid by the cash purchasers in a qualified equity financing that occurs prior to the maturity date of June 30, 2023. Notwithstanding the foregoing, if the Company issues $2,000,000 in Series 2022C convertible notes, the Company has a right to convert all series of convertible notes at a $35m valuation based on the amendments to the Series 2021A, Series 2022A, and Series 2022B and the actual terms of the Series 2022C convertible notes. As of December 31, 2022 the Company had issued $1,837,564.87 in Series 2022C convertible notes and expects to issue $2,000,000 and convert the notes prior to June 30, 2023.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2015 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – RELATED PARTY TRANSACTIONS

Mr. Dorrian Porter is the largest shareholder of the Company and currently holds a majority of the stock.

As founder and CEO, Mr. Porter received no compensation from the Company from 2015 to 2018, except the interest payable to his affiliated company Northern Imagination LLC pursuant to a Line of Credit Agreement which has since been terminated with no amounts owing.

Between 2015 and 2022, the Company has an outstanding loan amount from Mr. Porter of a total sum of $375,000 as calculated on December 31, 2022, inclusive of interest. $190,000 was approved by a majority of non-interested shareholders on July 1, 2021. $185,000 remains subject to approval by a majority of non-interested shareholders which the Company expects to receive prior to June 30, 2023. The full balance of the promissory note, including any accrued interest, is due and payable on December 31, 2025. The annual interest rate is 3%. Mr. Porter may prepay the promissory note early without penalty.

As these transactions represent arrangements among related parties, there is no guarantee that the terms, conditions, prices or interest rates represent market or arm's-length amounts.

NOTE 10 – SUBSEQUENT EVENTS

Convertible Notes

As of April 28, 2022 the Company has issued $145,000 in additional convertible notes referenced in Note 7.

Crowdfunded Equity Offering

The Company is contemplating an equity offering (the "Crowdfunded Offering") with a minimum raise of $50,000 subject to the completion of a financial audit of these financial statements.

Additional Equity Offering

The Company is currently raising an equity offering in 2023 targeted at accredited investors, and intends to convert the Convertible Notes referenced in Note 7. ***Management's Evaluation***

Management has evaluated subsequent events through April 28, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements. The Company is undergoing an audit of its 2022 and 2021 financial statements, which could result in adjustments.

CERTIFICATION

I, Dorrian Porter, Principal Executive Officer of Vestaboard, Inc., hereby certify that the financial statements of Vestaboard, Inc. included in this Report are true and complete in all material respects.

Dorrian Porter

Founder and CEO